Exhibit 4.(h)

P. O. Box 2606; Birmingham, Alabama 35202
Protective Life Insurance Company	1-800-866-9933
A Stock Company	State of Domicile - Tennessee

OVERLOAN PROTECTION ENDORSEMENT

We have issued this endorsement as a part of the Policy to which it is attached to add an Overloan Protection Benefit provision to the Policy.  All Policy provisions not expressly modified by this endorsement remain in full force and effect.

The new provision below, entitled “Overloan Protection Benefit”, is added to the “DEATH BENEFIT” section of the Policy.  We will notify you when all of the conditions required to invoke the benefit have been met.

Overloan Protection Benefit:  On receipt of your Written Notice electing this benefit and while this endorsement is in force, the Policy will not Lapse and the Death Benefit will be at least $10,000 as long as the following conditions are met:

a)             The Policy has been in force at least 20 Policy Years;

b)             The Insured’s Attained Age is at least 65;

c)              Withdrawals in an amount equal to the total premiums paid have been taken;

d)             The Policy Debt is at least 95% of the Cash Value;

e)              The Policy Debt exceeds the face amount;

f)               Accelerated benefits have not been received under any endorsement or rider attached to this Policy;

g)              Monthly Deductions or Premiums are not being credited or waived under any endorsement or rider attached to this Policy;

h)             Invoking this benefit does not result in a Death Benefit that is not compliant with our reasonable interpretation of the Code; and

i) the Policy is not a Modified Endowment Contract.

As of the date we receive your Written Notice electing the Overloan Protection Benefit and all of the above conditions are met, any riders attached to the Policy shall terminate, and no further Premium Payments, Partial Surrenders, Policy Loans, or face amount changes may be made; any Variable Account Value shall be transferred to the Fixed Account, and the Death Benefit Option in effect shall be deemed to mean the following:

The Death Benefit shall be the greater of:

(a)         The Face Amount of insurance on the Insured’s date of death;

(b)         a specified percentage of the greater of the Policy Debt or Policy Value on the date of the Insured’s death as indicated on the Table of Percentages shown in the Policy Schedule; or

(c) The Policy Debt on the Insured’s date of death plus ten thousand dollars ($10,000).

Benefit Charge:  There is no charge or cost for this endorsement unless you invoke it.  There is a one-time charge when you exercise the benefit.  We will assess a charge not to exceed 5% of the Policy Value at the time all of the above conditions are met. If the Surrender Value is not sufficient to cover the charge for this endorsement, a loan repayment sufficient to cover the charge for this endorsement will be required.

ICC14-VE43

No Accessible Value:  This endorsement does not have loan or Cash Values.

Termination of Endorsement:  This endorsement shall terminate if the Policy terminates.

Reinstatement:  If the policy to which this endorsement is attached is reinstated, this endorsement will also reinstate.

Signed for the Company as of the Policy Effective Date.

PROTECTIVE LIFE INSURANCE COMPANY

Deborah J. Long

Secretary